Filed by Tower Semiconductor Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                           Filer's Commission File No. 000-24790

                                        Subject Company: Jazz Technologies, Inc.
                                                   Commission File No. 001-32832

     The Agreement and Plan of Merger and Reorganization, dated May 19, 2008, by and among Tower Semiconductor Ltd. ("Tower"), Jazz Technologies, Inc. ("Jazz") and a wholly owned subsidiary of Jazz, was filed by Tower under cover of Form 6-K today and is incorporated by reference into this filing.